# Investing guide

RESERVE YOUR INVESTMENT IN

## OLLO Footwear

Continue with Google

Continue with Facebook

Continue with Apple

Continue with Email

Sign up for a Wefunder account.

FUND YOUR RESERVATION IN

## OLLO Footwear

OLLO Footwear is preparing their legal paperwork.
You have reserved a spot in their upcoming round.

1. Reserved Investment Amount

$ 1,000

$250 — $500 — $1K — $5K — $10K — $20K

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Enter the amount you would like to invest in OLLO.

2. Investor Info

Investing as Myself

Hanna Gizelle

1234 ********

Paris | Region | Postal Code

France

Fill this information out completely.

3. Fund Your Reservation

Back your reservation by funding your Wefunder Cash account or by pre-authorizing a credit card.

You can use Wefunder Cash to invest in any company. You can also withdraw funds at any time.

- Bank Account
- Credit Card
- Apple Pay
- Wire

Wire instructions will be emailed to you.

Wire Transfers are the best way to fund investments over $1000 / 1000€.

Wire instructions will be emailed to you which you can provide to your bank.

Or use wise.com for wire transfers online in your currency.

4. Complete Funding

I authorize Wefunder to debit my bank account.

| | |
|---|---|
| Reservation amount | $1,000 |
| Estimated fees | $20 |
| Transferring to Wefunder Cash | $1,020 |

FUND RESERVATION

Complete the investment. An email will be sent to you confirming your transaction.